Exhibit 99.2

Interim report for the third quarter of 2019 Zealand Pharma November 14, 2019

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solic itation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shal l there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of i ts distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances ar ise that lead to changes compared to the date when these statements were provided. November 14, 2019. On the cover: Anders is living with Type 1 diabetes. 1

BusinessHighlights Emmanuel Dulac President and Chief Executive Officer 2

A pivotal moment for Zealand Pharma Approaching commercialization Establishing operations in the U.S. Accelerating late stage development Robust product pipeline including three late stage programs Establishing our Peptide Platform Founded in 1998 World-leading peptide platform, with two medicines brought to market Licensed partnerships 1998 - 2019 3 Fully integrated biotech company with medical and commercial operations Four potential product launches beginning in 2021 Dasiglucagon HypoPal® Rescue Pen for severe hypoglycemia Dasiglucagon for CHI Dasiglucagon for dual hormone artificial pancreas Glepaglutide for SBS 2020 and beyond

Zealand Pharma has made impressive progress in 2019 Business highlights in Q3 and the period thereafter • Endpoints achieved in pediatric Phase 3 study with dasiglucagon HypoPal® rescue pen • Initiated Phase 2 clinical proof of concept trial with dasiglucagon in patients with serious meal-induced hypoglycemia following bariatric surgery • Acquired Encycle Therapeutics, Inc. • Boehringer Ingelheim announced decision to advance dual-acting agonist BI 456906 to Phase 2 clinical testing in obesity/diabetes GLP-1/ glucagon • Secured DKK 559.6 million from private placement • Matt Dallas joined as Chief Financial Officer 4

Orally-delivered α4β7 integrin inhibitor (ZP10000) added to early pipeline through Encycle Therapeutics acquisition

α4β7 integrin inhibitor: ZP10000[1]

- ZP10000 inhibits integrin α4β7, which is involved in migration of circulatory pro-inflammatory lymphocytes to intestinal tissue
- Mode of action has been clinically validated in inflammatory bowel disease by vedolizumab, an approved, infusion-only α4β7 integrin inhibitor
- ZP10000 is active with oral dosing in pre-clinical studies

Encycle Therapeutics acquisition

- 100% contingent consideration with no upfront payment
- Future potential earn-outs of up to US $80 million contingent on successful achievement of specific milestones, including up to $10 million by successful completion of Phase 2
- Earn-outs payable in cash and/or ZEAL equity at Zealand's discretion
- Mid-single digit royalty on global net sales
- In addition to acquiring lead asset ZP10000, Zealand gained access to a screening library of approx. 5,000 unique peptide macrocycles that could provide additional targets for research

[1] Formerly ET3764

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ZEALAND PHARMA

Preparing for commercialization in the U.S.

Glepaglutide
for short bowel syndrome

Dasiglucagon
HypoPal® Rescue Pen for severe hypoglycemia

Dasiglucagon
for congenital hyperinsulinism

Dasiglucagon
Dual Hormone Artificial Pancreas

2020 | 2021 | 2022 | 2023

Potential product launches

- U.S. leadership, and key commercial and medical affairs functions onboarded
- NDA submission for dasiglucagon HypoPal® rescue pen
- Boston facility opens

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ZEALAND PHARMA

Financial Highlights Matt Dallas Chief Financial Officer 7

Maintaining financial strength to support our clinical programs Net Operating Expenses1 Strong cash position R&D and Administrative Expenses DKKm Cash and cash equivalents, restricted cash and marketable securities DKKm $m2 102 $m2 263 233 204 175 146 117 88 58 29 0 1.800 1.600 1.400 1.200 1.000 800 600 400 200 0 700 88 600 73 500 58 400 44 300 200 29 100 15 0 0 2014 2015 2016 2017 2018 2019 Q3 2014 2015 2016 2017 2018 2019 Q3 Guidance 3 R&D expenses Administrative expenses Cash and cash equivalents Restricted cash Marketable Securities 1 Net operating expenses consist of research, development and administrative expenses. 2 DKK/USD exchange rate used: September 30, 2019 = 6.8566. 3 FY financial guidance updated in H1 interim report. 8

R&D Highlights Adam Steensberg Chief Medical & Development Officer 9

Three Phase 3 programs and a promising early pipeline

Product Candidate	Indication	Pre-clinical	Phase 1	Phase 2	Phase 3	Registration
Glepaglutide GLP-2 Analog	Short bowel syndrome					
ZP7570 GLP-1/GLP-2 Dual Agonist	Short bowel syndrome					
Dasiglucagon HypoPal® Rescue Pen	Severe hypoglycemia					
Dasiglucagon S.C. Continuous Infusion	Congenital hyperinsulinism					
Dasiglucagon Dual-hormone Pump	Diabetes management					
BI 456906 GLP-1/GLU Dual Agonist	Obesity/Type 2 diabetes[1]					
Amylin Analog	Obesity/Type 2 diabetes[2]					
Complement C3 Inhibitor	Undisclosed[3]					
ZP10000 α4β7 Integrin Inhibitor	Inflammatory bowel disease[4]					
Ion Channel Blockers	Undisclosed					
GIP/GLP-1/Glucagon Mono/Dual/Triple	Undisclosed					

[1] Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365m in outstanding milestones; [2] Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283m in outstanding milestones. [3] Partnered with Alexion Pharmaceuticals: Zealand eligible for USD 610m in outstanding milestones. [4] Acquired Encycle Therapeutics, Inc.: future potential earn-outs of up to US $80 million contingent on successful achievement of development, regulatory and commercial milestones; payable in cash and/or ZEAL equity at Zealand's discretion.

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ZEALAND PHARMA

Advancing two promising programs to address severe unmet medical needs for patients with short bowel syndrome

Glepaglutide
GLP-2 Analog

Pivotal Phase 3
- Evaluate once- and twice-weekly glepaglutide dosing over 24 weeks
- Patient enrollment completion expected 2020
- Results expected first half 2021

Trial design[1]
- Double-blind, placebo controlled trial in 129 SBS patients evaluating safety and efficacy of once and twice weekly dosing over 24 weeks

Primary and key secondary endpoints
- Reduction in weekly parenteral support (PS) volume
- > 20% reduction in PS volume
- Reduction in weekly days on PS

ZP 7570
GLP-1R/GLP-2R dual agonist

Phase 1a
- Single-ascending dose
- Safety and tolerability
- Initiated June 2019

Phase 1b
- Multiple-ascending dose
- Safety and tolerability
- Initiation expected early 2020


Marianne
is living with short bowel syndrome

[1] clinicaltrials.gov

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ZEALAND PHARMA

Dasiglucagon HypoPal® rescue pen for treatment of severe hypoglycemia on-track for early 2020 NDA submission

Potential for fastest rescue from hypoglycemia


HypoPal®

For illustration only


Median time to blood glucose recovery
Pivotal Phase 3[1]
10 min
40 min
12 min
Dasiglucagon 0.6 mg
Placebo
GlucaGen® 1.0 mg
Confirmatory Phase 3[3]
10 min
35 min
Dasiglucagon 0.6 mg
Placebo
Pediatric Phase 3[4]
10 min
30 min
10 min
Dasiglucagon 0.6 mg
Placebo
GlucaGen® 1.0mg

[1] Company announcement No. 23/2018, *Zealand Pharma achieves primary and key secondary endpoints in pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia*; [2] Time to plasma glucose recovery defined as first increase in plasma glucose of >/=20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose. [3] Company announcement No. 15/2019, *Zealand Pharma achieves primary and key secondary endpoints in second pivotal Phase 3 trial with dasiglucagon for severe hypoglycemia.* [4] Company announcement No. 35/2019, *Zealand Pharma achieves primary and key secondary endpoints in pediatric Phase 3 trial with dasiglucagon for severe hypoglycemia.*

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ZEALAND PHARMA

We are pursuing multiple opportunities to improve modalities patients’ lives with dasiglucagon via different product Dasiglucagon Novel stable glucagon analog Fast onset-of-action Unique stability in liquid formulation Suitable for multiple indications HypoPal® rescue pen for severe hypoglycemia Dual hormone artificial pancreas for automated diabetes care Infusion pump therapy for recurrent low blood glucose in congenital hyperinsulinism Mini doses to correct post-bariatric surgery hypoglycemia Phase 2 initiated1 Preparing NDA Phase 3 ready Phase 3 ongoing 1 https://clinicaltrials.gov/ct2/show/NCT03984370 13

Expanding treatment opportunities for dasiglucagon with a mini-dose concept

Mini-doses of dasiglucagon

- Opportunity to offer dasiglucagon in a multi-use durable pen device
- Treating or avoiding non-severe hypoglycemia[4]



Post-bariatric surgery hypoglycemia (PBH)

- Can lead to rapid gastric emptying, hyperinsulinemia and serious hypoglycemia 1-3 hours after food ingestion[1]
- Significant unmet need with currently no approved therapies
- Estimate of 4,000-6,000 PBH patients in the U.S. alone[2]
- **Mini dosing dasiglucagon** has the potential to prevent the post-prandial hypoglycemia



Type 1 Diabetes

- Hypoglycemia is common in people living with T1DM. In real-world epidemiological studies, the incidence of **non-severe** hypoglycemia was 77%, and severe hypoglycemia was 54%[3]
- The risk of physical activity-induced hypoglycemia (affected by type, duration, and intensity) is prevalent and under appreciated[5]
- **Mini dosing dasiglucagon** could be an alternative to carbohydrates when calorie intake is not an ideal option. Examples are stomach issues, exercise, or weight control[4]

1 ResearchGate, Pathophysiology of dumping syndromes following gastric bypass surgery and mode of action. 2 Zealand estimate referencing data from American Society of Metabolic and Bariatric Surgery, June 2018. 3 Ratzki-Leewing A, et al. BMJ Open Diabetes Res Care. 2018 ;6(1):e000503. 4. Tinti et al, Acta Diabetalogica Oct 2019 5 Cryer PE. N Engl J Med. 2004;350(22):2272-2279.

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ZEALAND PHARMA

Boehringer Ingelheim partnership program: Next generation peptide therapeutics for obesity / type 2 diabetes

Long-term partnership to develop two product candidates

BI 456906 GLP-1/glucagon dual agonist[1,2]
- Product candidate for obesity/ T2D
- Once weekly dosing
- Phase 2 first patient dosed expected in 2019

Amylin analog[3]
- Product candidate for obesity/ T2D
- Once weekly dosing
- Phase 1 initiation expected in 2020

Study to test whether different doses of BI 456906 are effective in treating adults with Type 2 Diabetes[4]

410 T2D patients, randomized, parallel group, dose-finding, 16-week Phase 2 study

Primary endpoint

Absolute change in HbA1c relative to placebo

Secondary endpoints

Change in body weight compared to placebo

Open label comparison to semaglutide, a once-weekly GLP-1R agonist

[1] Boehringer Ingelheim holds global development and commercial rights; [2]Zealand eligible for EUR 365m in outstanding potential milestones, and high single to low double digit percent royalties on global sales; [3] Zealand eligible for EUR 283m in outstanding potential milestones, and mid single to low double digit percent royalties on global sales.
[4] https://clinicaltrials.gov/ct2/show/NCT04153929.

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ZEALAND PHARMA

Closing Remarks Emmanuel Dulac President and Chief Executive Officer 16

Zealand Pharma in 2019

- First dosing of patients in pivotal Phase 3 with **dasiglucagon** (CHI)
  - Collaboration between Zealand and **Alexion** on next generation peptide therapeutics for complement mediated diseases
- Finalized investment in **Beta Bionics** for development of dual-hormone artificial pancreas
  - First dosing of patients in Phase 3 extension with **dasiglucagon** (CHI)
- Patients enrolled in Phase 3 extension with **glepaglutide** (SBS)
- Positive confirmatory Phase 3 results for **dasiglucagon HypoPal® rescue pen** (severe hypoglycemia)
  - Positive Phase 2 results with **dasiglucagon** (dual hormone artificial pancreas)
  - Phase 1 initiation with **ZP7570 GLP-1/GLP-2 dual agonist** (SBS)
- Phase 1 completion with **GLP-1/GLU dual agonist**[1]
- **Private placement** with existing shareholder Van Herk
  - Phase 3 pediatric results and clinical program completion with **dasiglucagon HypoPal®** (severe hypoglycemia)
- **Strategic pipeline expansion** through acquisition of Encycle

Phase 2 initiation with **GLP-1/GLU dual agonist**[1]

GIP/GLP-1/GLU pre-clinical progress

C3 complement inhibitor pre-clinical progress[2]

FDA New Drug Application for **dasiglucagon HypoPal® rescue pen**

2019 → **2020**

● Achieved

[1] Partnered with Boehringer Ingelheim; [2] Partnered with Alexion Pharmaceuticals

ZEALAND PHARMA

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Q&A presentations Upcoming investor Jefferies Healthcare Conference, London Nordea Innovation Seminar, Stockholm Økonomisk Ugebrev Investor Meeting, Copenhagen November November November 20 26 27 18